

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 31, 2007

Via U. S. Mail and Fax (011 34 91 584 0016)

Mr. Santiago Fernandez Valbuena
Chief Executive Officer
Telefonica, S.A.
Gran Via, 28
28013 Madrid, Spain

> **Re: Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed May 18, 2007**
> **File No. 001-09531**

Dear Mr. Valbuena:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form: 20-F for the year ended December 31, 2006
Notes to the Consolidated Financial Statements

Note 25 Differences between IFRS and US Accounting Principles, page F-127

1. We note that you have classified expenses by nature in the consolidated income statements. You should also include a presentation of expenses by function that complies with guidance in Rule 5-03 of Regulation S-X in Note 25 to the

financial statements. Please provide us with a draft of the disclosures you will include in your next filing.

2. We refer to your disclosure of commissions paid to distributors in the discussion of other expenses at page 70 of MD&A. Please describe for us the nature and significant terms of your arrangements with distributors. Tell us how you applied the guidance in paragraph 9 of EITF 01-9, Accounting for Consideration Given by A Vendor to a Customer (including a Reseller of the Vendor's Products), in concluding that you should characterize commissions to distributors as an expense, instead of a reduction of revenue, for US GAAP reporting. Also discuss your accounting for sales incentives given to customers, if any.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810. If you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director